SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SCHEDULES FIRST QUARTER FISCAL 2016

FINANCIAL RESULTS CONFERENCE CALL

May 26, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, today announced that it will release its financial results for the fiscal 2016 first quarter ended March 31, 2016, after the market closes on Monday, May 30, 2016.

Snipp management will host a conference call and live webcast for analysts and investors on May 31, 2016 at 12:00 p.m. (noon) Eastern Time to discuss the Company’s financial results.

To listen to the live conference call, parties in the United States and Canada should dial 888-572-7025, access code 4523586. International parties should call 719-325-2455 using access code 4523586. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the “Investors” section of the Company’s website under “Presentations” at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

Todd Kehrli

MKR Group, Inc.

d: 323-205-4336

m: 310.625.4462

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.